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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)
                                (Final Amendment)

                       SUNQUEST INFORMATION SYSTEMS, INC.
                            (Name of Subject Company)

                        SUNSHINE ACQUISITION CORPORATION
                                  KIRSTY, INC.
                                    MISYS PLC
                      (Names of Filing Persons (Offerors))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    867654105
                      (CUSIP Number of Class of Securities)

                                   PAUL WATERS
                                    MISYS PLC
                                 BURLEIGH HOUSE
                                 SALFORD PRIORS
                        EVESHAM, WORCESTERSHIRE WR11 5SH
                                     ENGLAND
                               011-44-1386-871-373
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications On Behalf of Filing Persons)

                                    COPY TO:

                               PAUL H. WILSON, JR.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000


[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the


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         previous filing by registration statement number, or the Form of
         Schedule and the date of its filing.

         Amount Previously Paid:     $80,868
         Form or Registration No.:   Schedule TO
         Filing Party:               Misys plc
         Date Filed:                 June 29, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule l4d-1.

         [ ] Issuer tender offer subject to Rule l3e-4.

         [ ] going-private transaction subject to Rule 13e-3.

         [X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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                         AMENDMENT NO. 4 TO SCHEDULE TO

         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on June 29, 2001, as amended by Amendment No. 1 filed on July 10, 2001, Amendment No. 2 filed on July 18, 2001 and Amendment No. 3 filed on July 25, 2001 (as amended, the "Schedule TO") by Misys plc, a public company organized under the laws of England ("Misys"), Kirsty, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Misys ("Kirsty"), and Sunshine Acquisition Corporation, a Pennsylvania corporation and a wholly-owned subsidiary of Kirsty (the "Purchaser"). The Schedule TO relates to the third-party tender offer by the Purchaser to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of Sunquest Information Systems, Inc. (the "Company") for a price of $24.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and
(a)(1)(B), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated herein by reference. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION

         The response to Item 11 is hereby amended and supplemented by adding the following information thereto:

         "At 12:00 midnight, New York City time, on July 27, 2001, the Offer expired. The Purchaser was informed by the Depositary that a total of 15,495,456 Shares (including Shares tendered by guaranteed delivery) were validly tendered and accepted for payment, representing approximately 91.1% of the Shares outstanding on a fully-diluted basis.

         On July 30, 2001, Misys and the Company issued two press releases announcing the successful completion of the Offer and Misys' and Kirsty's intention to complete the acquisition of the Company promptly by effecting a merger between the Purchaser and the Company. Copies of the press releases are attached hereto as Exhibits (a)(1)(L) and (a)(1)(M) and are incorporated herein by reference."

ITEM 12.  EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibits:

         "(a)(1)(L) Press Release dated July 30, 2001, issued by Misys plc.
          (a)(1)(M) Press Release dated July 30, 2001, issued by Misys plc and Sunquest Information Systems, Inc."



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 30, 2001
                              SUNSHINE ACQUISITION CORPORATION

                              By:     /s/ Ross K. Graham
                                      ---------------------
                                      Name:  Ross K. Graham
                                      Title: Vice President

                              KIRSTY, INC.

                              By:     /s/ Charles John Colwell
                                      ---------------------------
                                      Name:  Charles John Colwell
                                      Title: President


                              MISYS PLC

                              By:     /s/ Ross K. Graham
                                      -------------------------------------
                                      Name:  Ross K. Graham
                                      Title: Corporate Development Director





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                                  EXHIBIT INDEX

             Exhibit No.              Description
             -----------              -----------
             (a)(1)(L)                Press Release dated July 30, 2001, issued
                                      by Misys plc.
             (a)(1)(M)                Press Release dated July 30, 2001, issued
                                      by Misys plc and Sunquest Information
                                      Systems, Inc.




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